EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter 2022 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, refining and marketing gross margin, last-in, first-out (LIFO) inventory valuation methodology, net debt and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (May 9, 2022) – “In the first quarter of 2022, Suncor generated the highest quarterly adjusted funds from operations in the company’s history of $4.1 billion, or $2.86 per share, including record adjusted funds from operations from our Oil Sands assets, as commodity prices increased,” said Mark Little, president and chief executive officer. “Our increased cash flows enabled us to reduce net debt by $728 million and return over $1.4 billion of value to shareholders through $827 million in share repurchases and payment of $601 million in dividends.”

•	Adjusted funds from operations increased to $4.094 billion ($2.86 per common share) in the first quarter of 2022, compared to $2.110 billion ($1.39 per common share) in the prior year quarter, with adjusted funds from operations in the first quarter of 2022 more than doubling the prior year quarter on a per share basis. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.072 billion ($2.14 per common share) in the first quarter of 2022, compared to $2.345 billion ($1.54 per common share) in the prior year quarter.

•	Adjusted operating earnings increased to $2.755 billion ($1.92 per common share) in the first quarter of 2022, compared to $746 million ($0.49 per common share) in the prior year quarter. The company had net earnings of $2.949 billion ($2.06 per common share) in the first quarter of 2022, compared to $821 million ($0.54 per common share) in the prior year quarter.

•	In the first quarter of 2022, Oil Sands delivered its highest quarterly adjusted funds from operations(1) on record of $3.414 billion, compared to $1.527 billion in the prior year quarter, supported by strong production from the company’s In Situ assets, including Firebag, which produced its 750 millionth barrel of oil during the quarter, and the ramp-up of production at Fort Hills, allowing the company to capture strong upstream pricing. Combined Oil Sands upgrader utilization was 96% compared to 97% in the prior year quarter.

•	Refining and Marketing (R&M) generated $1.597 billion in adjusted funds from operations(1) in the first quarter of 2022, compared to $1.172 billion in the prior year quarter. The first quarter of 2022 included a first-in, first-out (FIFO) inventory valuation gain, including the impact of commodity risk management activities, of $729 million before-tax, compared to $432 million before-tax in the prior year quarter. On a LIFO basis Suncor’s refining and marketing gross margin improved nearly 20% compared to the prior year quarter. Refinery utilization in the first quarter of 2022 was 94%, compared to refinery utilization of 92% in the prior year quarter, as the company’s Canadian refineries continued to outperform the national refining industry average.(2)

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

•	In the first quarter of 2022, the company returned over $1.4 billion of value to its shareholders through $827 million in share repurchases and payment of $601 million of dividends. As at May 6, 2022, since the start of the year, the company has repurchased $1.3 billion of Suncor’s common shares, representing approximately 33 million common shares at an average share price of $39.70 per share, or the equivalent of 2.3% of its common shares as at December 31, 2021.

•	In the first quarter of 2022, the company reduced net debt by $728 million, primarily due to an early redemption of its outstanding US$182 million 4.50% notes and increased cash and cash equivalents, after making a significant income tax payment of approximately $1.0 billion during the quarter related to the company’s 2021 income tax expense.

•	During the first quarter of 2022, in alignment with Suncor’s strategy to maximize value through its core business, the company announced that it is taking steps to optimize its asset portfolio through the planned divestment of its Exploration & Production (E&P) assets in Norway. Subsequent to the quarter, based on interest received in the company’s E&P assets in the U.K., the company is exploring the sale of its entire U.K. portfolio, and has also announced plans to divest its wind and solar assets to focus on areas of energy expansion that are more complementary to its base business, with an emphasis on hydrogen and renewable fuels.

•	Subsequent to the quarter, Suncor’s Board of Directors (the Board) approved a quarterly dividend of $0.47 per share, which represents an increase of 12% over the prior quarter dividend and the highest quarterly dividend per share in the company’s history. Also, the Board and the Toronto Stock Exchange (TSX) approved an increase to the company’s normal course issuer bid program (NCIB), to increase the maximum number of common shares the company may repurchase to up to approximately 10% of Suncor’s public float as at January 31, 2022.

Financial Results

Adjusted Operating Earnings

Suncor’s adjusted operating earnings increased to $2.755 billion ($1.92 per common share) in the first quarter of 2022, compared to $746 million ($0.49 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations reflecting the improved business environment in the current quarter. The increase in adjusted operating earnings was partially offset by an increase in royalties and income taxes associated with the improved business environment and increased operating expenses primarily related to a significant increase in commodity costs and share-based compensation expense in the current quarter compared to the prior year quarter.

Net Earnings

Suncor’s net earnings were $2.949 billion ($2.06 per common share) in the first quarter of 2022, compared to $821 million ($0.54 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, net earnings for the first quarter of 2022 included a $146 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $75 million unrealized gain on risk management activities recorded in other income (loss), and a $27 million income tax expense related to the items noted. Net earnings in the prior year quarter included a $196 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $27 million unrealized gain on risk management activities recorded in other income (loss), a restructuring charge of $168 million related to workforce reduction plans recorded in operating, selling and general expenses in the Corporate and Eliminations segment, and a $20 million income tax recovery related to the items noted.

Adjusted Operating Earnings Reconciliation(1)

	Three months ended March 31
($ millions)	2022	2021
Net earnings	2 949	821
Unrealized foreign exchange gain on U.S. dollar denominated debt	(146)	(196)
Unrealized gain on risk management activities	(75)	(27)
Restructuring charge	-	168
Income tax expense (recovery) on adjusted operating earnings adjustments	27	(20)
Adjusted operating earnings(1)	2 755	746

(1)	Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $4.094 billion ($2.86 per common share) in the first quarter of 2022, compared to $2.110 billion ($1.39 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above. Adjusted funds from operations in the prior year quarter were also impacted by the $168 million before-tax restructuring charge related to workforce reduction plans recorded in the first quarter of 2021.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.072 billion ($2.14 per common share) for the first quarter of 2022, compared to $2.345 billion ($1.54 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a use of cash associated with the company’s working capital balances in the first quarter of 2022, compared to a source of cash in the prior year quarter. The use of cash in the first quarter of 2022 was primarily due to an increase in accounts receivable and inventory balances related to the increase in commodity prices through the quarter and the payment of the company’s 2021 income tax expense, partially offset by an increase in accounts payable and accrued liabilities and an increase in taxes payable related to the company’s 2022 income tax expense.

Operating Results

Suncor’s total upstream production was 766,100 barrels of oil equivalent per day (boe/d) in the first quarter of 2022, compared to 785,900 boe/d in the prior year quarter.

Total Oil Sands production was 685,700 barrels per day (bbls/d) in the first quarter of 2022, compared to 690,600 bbls/d in the prior year quarter, with the first quarter of 2022 reflecting lower production early in the quarter due to the previously disclosed weather-related mining challenges experienced in the region. The company’s net SCO production in the first quarter of 2022 was 515,300 bbls/d, compared to 519,900 bbls/d in the first quarter of 2021, reflecting a combined upgrader utilization rate of 96% compared to 97% in the prior year quarter.

The company’s non-upgraded bitumen production was 170,400 bbls/d in the first quarter of 2022, comparable to 170,700 bbls/d in the prior year quarter, primarily due to increased production at Fort Hills, which was largely offset by decreased saleable bitumen production from the company’s In Situ assets. Production from Fort Hills in the first quarter of 2022 increased to 87,500 bbls/d, compared to 51,200 bbls/d in the prior year quarter, as production ramped up in the quarter. Overall production from the company’s In Situ assets was comparable to the prior year quarter, reflecting strong production in both periods, with the decrease in saleable bitumen production in the current period due to increased Firebag volumes being diverted to upgrading to maximize higher-value SCO production.

The company will commence significant planned turnaround activities at Firebag in the second quarter of 2022, the largest turnaround in Firebag history. Additionally, in the second quarter of 2022, the company will commence planned annual coker maintenance at Oil Sands Base Upgrader 2 and planned maintenance at Fort Hills, and is expected to complete planned maintenance at Syncrude that commenced in the first quarter. Planned maintenance at Syncrude in the first quarter of 2022 included hydrotreating maintenance that was accelerated from later in the year to stagger coker and hydrotreating maintenance, which is expected to optimize full-year production at Syncrude.

“Following the weather-related impacts early in the quarter, our Oil Sands assets delivered solid production in the first quarter, and we accelerated Syncrude hydrotreating maintenance in order to optimize full-year production, positioning us well for the remainder of the year,” said Little. “In the downstream business, refinery utilization was 94% in the first quarter as our Canadian refineries continue to outperform the national refining industry average.”

E&P produced 80,400 boe/d during the first quarter of 2022, compared to 95,300 boe/d in the prior year quarter. The decrease in production was primarily due to the absence of production from the Golden Eagle Area Development, as the sale of the company’s working interest in the asset was completed in the fourth quarter of 2021, and natural declines, partially offset by liftings in Libya in the first quarter of 2022 compared to no liftings in Libya in the prior year quarter.

Refinery crude throughput increased to 436,500 bbls/d and refinery utilization was 94% in the first quarter of 2022, compared to 428,400 bbls/d and 92% in the prior year quarter, reflecting improved refined product demand and a strategic build in product inventory in advance of upcoming turnaround activities, partially offset by maintenance that occurred late in the current period, including maintenance that was accelerated into the first quarter from the second quarter. Refined product sales in the first quarter of 2022 increased to 551,900 bbls/d, compared to 548,100 bbls/d in the prior year quarter. Domestic demand for diesel has improved compared to 2019 levels, however, gasoline demand continues to lag behind the comparable 2019 levels. The company will undergo planned turnaround maintenance at its refineries in the second quarter of 2022.

The company’s total operating, selling and general expenses were $3.088 billion in the first quarter of 2022, compared to $2.900 billion in the prior year quarter. The increase was primarily due to a significant increase in commodity costs, primarily driven by increased natural gas prices, and increased share-based compensation expenses in the first quarter of 2022 compared to the first quarter of 2021. The increase was also due to costs associated with increased production at Fort Hills and increased maintenance costs in the current period relative to the prior year quarter, partially offset by increased costs in the prior year quarter relating to a restructuring charge associated with the company’s workforce reduction plans. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.

Strategy Update

Delivering competitive and sustainable returns to shareholders is a top priority of the company. Critically important to the delivery of this priority is the company’s ability to execute on its near-term plans, including a relentless focus to operate in a safe, reliable, cost-efficient and environmentally responsible manner, while optimizing the company’s asset portfolio to maximize value from its core integrated assets.

During the first quarter of 2022, in alignment with Suncor’s strategy to maximize value through its core business, the company announced that it is taking steps to optimize its asset portfolio through the planned divestment of its E&P assets in Norway. Suncor has initiated the disposition process of its Norway assets, with an expected close later this year. Subsequent to the quarter, based on interest received in the company’s E&P assets in the U.K., the company is exploring the sale of its entire U.K. portfolio, and has also announced plans to divest its wind and solar assets to focus on areas of energy expansion that are more complementary to its base business, with an emphasis on hydrogen, renewable fuels and an ongoing participation in low-carbon power. The company has commenced the sale process of its wind and solar assets and expects a sale to close within the next twelve months. Proceeds from the disposition of assets will be used to support the company’s capital allocation framework.

With the company’s increased focus on hydrogen, renewable fuels and low-carbon power, Suncor remains committed to accelerating its progress towards its strategic objective of becoming a net-zero greenhouse gas (GHG) emissions company by 2050. The company plans to continue to pursue highly economic investments in areas that are complementary to its base business, including replacing its coke-fired boilers with a lower-emissions cogeneration facility at Oil Sands Base and accelerating commercial-scale deployment of carbon capture technology. Other targeted activities include partnering with ATCO on a project to build a world-scale hydrogen facility in Alberta and deploying next-generation renewable fuel technologies. The company expects that the disciplined decisions to adjust and streamline its portfolio will improve its competitiveness and resiliency by allowing it to capitalize on its strengths, competitive advantages and resources.

“Safety and operational excellence are foundational to our business and we are continuing to implement changes to strengthen our accountability and performance in these areas,” said Little. “We are also sharpening our focus on our base business and areas complementary to our base business, which will drive long-term value for our shareholders.”

The company is steadfast in its commitment to capital discipline and expects to achieve its targeted annual capital expenditures of $4.7 billion in 2022, with a capital program heavily focused on the safety, long-term reliability and efficiency of the company’s operations. Economic investment capital will continue to be focused on advancing projects and investments that are expected to enhance value within the company’s existing integrated asset base and accelerate the company’s progress towards its emissions reductions targets, including digital technologies, production decline mitigation and the cogeneration facility at Oil Sands Base. In E&P Canada, economic investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project is ongoing and the asset is on track to sail back to Canada for a safe return to operations before the end of 2022.

Suncor continues to execute on its digital transformation and is implementing new digital technologies across the enterprise, such as digital mine optimization and core business systems, that are expected to reduce the company’s cost structure while improving safety, performance and reliability. The company expects to achieve an additional $400 million of incremental free funds flow in 2022, building on the incremental $465 million achieved in 2021, primarily driven by the implementation of digital, process and technology initiatives.

Suncor remains focused on safely increasing the reliability, utilization and integration of its assets, while continuing efforts to sustainably reduce controllable costs, including optimizing transfers on the interconnecting pipelines between Oil Sands Base and Syncrude. As operator of the Syncrude asset, the company continues to progress towards realizing $100 million of annual gross synergies for the joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024.

The company is committed to allocating excess funds in accordance with its capital allocation framework, maximizing returns to its shareholders and strengthening its balance sheet. In the first quarter of 2022, the company returned over $1.4 billion of value to its shareholders through $827 million in share repurchases and payment of $601 million of dividends. The company also reduced net debt by $728 million in the first quarter of 2022, reaching net debt levels of $15.4 billion, nearly achieving its 2025 targeted net debt range of $12-$15 billion. In the current business environment, the company expects to achieve the lower end of its 2025 targeted net debt range during the second half of 2022.

A combination of operational improvements and strong market conditions over the past year have driven stronger free funds flow than the scenario presented at Suncor’s 2021 Investor Day. This has enabled the company to significantly increase shareholder returns and the pace of debt repayment, and as a result, the company plans to accelerate its capital allocation plan. Looking ahead, management plans to continue to allocate excess funds equally towards debt repayment and share buybacks until net debt levels have reduced to $12 billion. Then, the company expects to allocate excess funds 75% towards share buybacks and 25% towards debt repayment. Once the company’s net debt balance is at its $9 billion floor, the company expects to allocate excess funds fully towards shareholder returns.

Subsequent to the quarter, consistent with Suncor’s strategy to maximize shareholder returns and accelerate its capital allocation plan, the Board approved an increase to the company’s quarterly dividend to $0.47 per share and to its NCIB, to repurchase up to approximately 10% of Suncor’s public float as at January 31, 2022. Both the dividend per share and the NCIB program represent the highest in the company’s history.

Corporate Guidance

Suncor has updated its full-year business environment outlook assumptions for Brent Sullom Voe from US$84.00/bbl to US$101.00/bbl, WTI at Cushing from US$80.00/bbl to US$97.00/bbl, WCS at Hardisty from US$68.00/bbl to US$84.00/bbl, New York Harbor 2-1-1 crack from US$24.00/bbl to US$38.00/bbl and AECO-C Spot from $3.75/GJ to $6.10/GJ due to improvements in key forward curve pricing for the remainder of the year. As well, Suncor has updated its Cdn$/US$ exchange rate outlook from 0.80 to 0.78.

The company has also updated its cash operating costs per barrel guidance ranges, with the increased ranges attributed primarily to increased commodity costs. As a result, Oil Sands operations cash operating costs per barrel have been updated from $25.00 – $28.00 to $27.00 – $30.00, Fort Hills cash operating costs per barrel have been updated from $23.00 – $27.00 to $25.00 – $28.00 and Syncrude cash operating costs per barrel have been updated from $31.00 – $34.00 to $33.00 – $36.00. In addition, Fort Hills Crown royalties have been updated from 3%–5% to 5%–7%, Syncrude Crown royalties have been updated from 16%–19% to 20%–23% and East Coast Canada Crown royalties have been updated from 12%–16% to 13%–17%, with the increase in royalty rates attributed to higher forecasted benchmark prices.

As a result of these updates, the full-year current income tax expense range has increased from $2.1 billion – $2.4 billion to $4.0 billion – $4.3 billion.

For further details and advisories regarding Suncor’s 2022 corporate guidance, see www.suncor.com/guidance.

Normal Course Issuer Bid

Subsequent to the first quarter of 2022, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB have been amended.

Between February 8, 2022, and May 6, 2022, and pursuant to the NCIB, Suncor has already repurchased approximately $1.041 billion of common shares on the open market. Pursuant to the NCIB (as amended), Suncor has agreed that it will not purchase more than 143,500,000 common shares, of which 25,432,000 common shares have already been purchased between February 8, 2022, and May 6, 2022.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, refining and marketing gross margin, last-in, first-out (LIFO) inventory valuation methodology, net debt and free funds flow and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings is reconciled to net earnings in the news release above.

Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings. Comparative periods have been restated to reflect this change.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	2 309	445	645	258	1 417	934	(523)	(523)	-	-	3 848	1 114
Adjustments for:
Depreciation, depletion, amortization and impairment	1 105	1 158	129	102	212	209	25	21	-	-	1 471	1 490
Accretion	63	59	14	14	1	2	-	(1)	-	-	78	74
Unrealized foreign exchange gain on U.S. dollar denominated debt	-	-	-	-	-	-	(146)	(196)	-	-	(146)	(196)
Change in fair value of financial instruments and trading inventory	(21)	(115)	(17)	(7)	(36)	18	-	1	-	-	(74)	(103)
Gain on disposal of assets	(2)	-	-	-	-	(8)	-	-	-	-	(2)	(8)
Share-based compensation	28	(1)	(1)	(1)	5	(2)	24	2	-	-	56	(2)
Settlement of decommissioning and restoration liabilities	(88)	(68)	-	(1)	(2)	(1)	(1)	-	-	-	(91)	(70)
Other	20	49	(46)	-	-	20	(44)	26	-	-	(70)	95
Current income tax expense	-	-	-	-	-	-	-	-	(976)	(284)	(976)	(284)
Adjusted funds from (used in) operations(1)	3 414	1 527	724	365	1 597	1 172	(665)	(670)	(976)	(284)	4 094	2 110
Change in non-cash working capital											(1 022)	235
Cash flow provided by operating activities											3 072	2 345

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change.

Refining and Marketing Gross Margin

Refining and marketing gross margins is a non-GAAP financial measure. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Management uses refining and marketing gross margin to measure operating performance on a production barrel basis.

	Three months ended March 31
($ millions, except as noted)	2022	2021
Refining and marketing gross margin reconciliation
Operating revenues	7 855	5 013
Purchases of crude oil and products	(5 482)	(3 275)
	2 373	1 738
Other (loss) income	(110)	(45)
Non-refining and marketing margin	(13)	(13)
Refining and marketing gross margin – FIFO	2 250	1 680
Refinery production(1) (mbbls)	42 311	41 211
Refining and marketing gross margin – FIFO ($/bbl)	53.20	40.75
FIFO and risk management activities adjustment	(729)	(432)
Refining and marketing gross margin – LIFO	1 521	1 248
Refining and marketing gross margin – LIFO ($/bbl)	35.95	30.30

(1)	Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	March 31	December 31
($ millions, except as noted)	2022	2021
Short-term debt	1 344	1 284
Current portion of long-term debt	-	231
Current portion of long-term lease liabilities	309	310
Long-term debt	13 861	13 989
Long-term lease liabilities	2 506	2 540
Total debt	18 020	18 354
Less: Cash and cash equivalents	2 599	2 205
Net debt	15 421	16 149

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

	Three months ended Mar 31
($ millions)	2022	2021
Cash flow provided by operating activities	3 072	2 345
(Add) deduct change in non-cash working capital	(1 022)	235
Adjusted funds from operations	4 094	2 110
Less capital expenditures including capitalized interest(1)	(1 011)	(803)
Free funds flow	3 083	1 307

(1)	Excludes capital expenditures related to assets held for sale of $19 million in the first quarter of 2022.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's expectation that its disposition process of its E&P assets in Norway will close later this year, that a sale of its wind and solar assets will close within the next twelve months, statements regarding the potential sale of Suncor's entire U.K. portfolio and the expectation that proceeds from the disposition of assets will be used to support the company's capital allocation framework; Suncor's strategic objective of becoming a net-zero GHG emissions company by 2050, including its expectations on how it will achieve this objective and the targeted activities that are expected to contribute to it, including its focus on hydrogen and renewable fuels and an ongoing strategic participation in low-carbon power; statements and expectations regarding the proposed project with ATCO to build a world-scale hydrogen facility in Alberta and deploying next generation renewable fuel technology; Suncor's expectation that it will achieve its targeted annual capital expenditures of $4.7 billion in 2022 and the components of the program; Suncor's expectation that its economic investment capital will continue to be focused on advancing projects and investments that are expected to enhance value within the company’s existing integrated asset base and accelerate the company’s progress towards its emissions reductions targets, including digital technologies, production decline mitigation and the cogeneration facility at Oil Sands Base; Suncor's expectation that the disciplined decisions to adjust and streamline its portfolio will improve the company's competitiveness and resiliency by allowing it to capitalize on its strengths, competitive advantages and resources; the company's expectation that it will achieve an additional $400 million of incremental free funds flow in 2022, primarily driven by the implementation of digital, process and technology initiatives; Suncor's goals of safety and operational excellence and its expectation that sharpening its focus on its base business and areas complementary to its base business will drive long-term value for its shareholders; statements about the Terra Nova Floating, Production, Storage and Offloading facility and the Asset Life Extension Project, including that the asset is on track to sail back to Canada for a safe return to operations before the end of 2022; the belief that Suncor will continue to focus on safely increasing the reliability, utilization and integration of its assets while continuing efforts to sustainably reduce controllable costs; expectations regarding Suncor's operatorship of the Syncrude asset, including that the Suncor is continuing to press towards realizing $100 million of annual gross synergies for the joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024; Suncor's expectation that it will remain committed to its capital allocation framework, its plan to accelerate its capital allocation plan and allocate incremental free funds flow in accordance therewith, with excess funds being allocated towards debt repayment and share buybacks based on net debt levels; statements about Suncor's 2025 targeted net debt range of $12-$15 billion; statements with respect to planned maintenance events, the timing thereof and the expected benefits therefrom, including a turnaround at Firebag, annual coker maintenance at Oil Sands Base Upgrader 2, planned maintenance at Fort Hills and Syncrude and planned maintenance at the Edmonton, Montreal and Sarnia refineries; statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy; and Suncor's full-year outlook range on Oil Sands operations cash operating costs per barrel, Fort Hills cash operating costs per barrel, Syncrude cash operating costs per barrel, Fort Hills Crown royalties, Syncrude Crown royalties, East Coast Canada Crown royalties and full-year current income tax expenses as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack, AECO-C Spot and the CAD/USD exchange rate. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 23, 2022, Form 40-F dated February 24, 2022, Suncor’s Report to Shareholders for the First Quarter of 2022 dated May 9, 2022 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

To view a full copy of Suncor’s first quarter 2022 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedar.com or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's first quarter results, visit suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

833-296-4570
media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change.

(2)	Source: Canada Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum-products/statistics/weekly-crude-run-summary-data/index.html.